FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-37691


                                   PROSPECTUS

                          BUCKHEAD AMERICA CORPORATION

                         106,320 SHARES OF COMMON STOCK

                            $.01 PAR VALUE PER SHARE

         This Prospectus relates to an aggregate of 106,320 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Buckhead America Corporation, a Delaware corporation ("Buckhead" or the "Company"). All of the Common Stock offered hereby may be sold from time to time by and for the account of the Selling Shareholders named in this Prospectus (the "Selling Shareholders"), or for the account of pledgees, donees, transferees or other successors in interest of the Selling Shareholders. See "Selling Shareholders" herein.

         The methods of sale of the Common Stock offered hereby are described under the heading "Plan of Distribution." The Company will receive none of the proceeds from such sales. Except as set forth below, the Company will pay all expenses (other than underwriting and brokerage expenses, fees, discounts, and commissions, all of which will be paid by the Selling Shareholders) incurred in connection with the offering described in this Prospectus, estimated at $10,000 (including SEC filing fees). See "Selling Shareholders" herein.

         The Selling Shareholders and any broker-dealers that participate in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commission or profit on the resale of shares received by such broker-dealers may be deemed to be underwriting commissions and discounts under the 1933 Act. Upon the Company's being notified by the Selling Shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a secondary distribution, or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, disclosing among other things the names of such brokers and dealers, the number of shares involved, the price at which such shares are being sold and the commissions paid or the discounts or concessions allowed to such broker-dealers.

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         Sales of the Common Stock may also be made for the account of the Selling Shareholders, or for the account of donees, transferees or other successors in interest of the Selling Shareholders, pursuant to Rule 144 under the 1933 Act. The Common Stock of the Company is listed on The Nasdaq Stock Market's National Market System (Symbol: BUCK). On November 14, 1997, the closing price of the Common Stock was $8.125 per share.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                -----------------
               THE DATE OF THIS PROSPECTUS IS NOVEMBER 18, 1997.

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected and copied at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006-1500, on which the Company's Common Stock is listed. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

         As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3, as amended (the "Registration Statement"), of which this Prospectus is a part. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; and while the Company believes the descriptions of the material provisions of such contracts, agreements and other documents contained in this Prospectus are accurate summaries of such material provisions, reference is made to such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

         NOTE: THE DISCUSSIONS IN THIS PROSPECTUS CONTAIN FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT HISTORICAL FACTS ARE FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO THE SAFE HARBOR CREATED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. A NUMBER OF IMPORTANT FACTORS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 1997 AND BEYOND TO DIFFER MATERIALLY FROM PAST RESULTS AND FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. THESE FACTORS INCLUDE, WITHOUT LIMITATION, THOSE LISTED UNDER THE HEADING "RISK FACTORS."

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) Annual Report of the Company on Form 10-KSB, as amended, for the year ended December 31, 1996, (ii) Quarterly Reports of the Company on Form 10-QSB and Form 10-QSB/A for the quarters ended March 31, 1997 and June 30, 1997, (iii) Current Reports of the Company on Form 8-K and Form 8-K/A filed April 25, 1997, May 22, 1997, May 29, 1997, June 9, 1997, July 22, 1997 and
October 8, 1997, and (iv) the description of the Company's Common Stock contained in the Company's registration statement filed under Section 12 of the Exchange Act effected by filing of Form 10-SB, including any amendment or report filed for the purpose of updating such description.

         Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus

484854.1
                                       2
modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Buckhead America Corporation, Attn: Chief Financial Officer, 4243 Dunwoody Club Drive, Suite 200, Atlanta, Georgia 30350, telephone (770) 393-2662.


                                   THE COMPANY

         Buckhead was incorporated in Delaware on December 17, 1992 in connection with the bankruptcy reorganization of Buckhead America Corporation ("Old Buckhead"), a Georgia corporation formerly known as Days Inns of America, Inc. ("Days Inns"), and certain of its affiliates. The Company, the successor-in-interest to certain assets and liabilities of Days Inns, commenced operations on December 29, 1992.

         The Company operates in the hospitality industry, and its principal holdings include hotels, loans and other investments secured by hotels, franchising rights and other related assets. Its principal product is the Country Hearth Inn mid-priced hotel chain which the Company acquired in May 1994. The primary activity of the Company involves the expansion of the Country Hearth chain. Expansion of the chain has been effected through direct acquisition and conversion of existing hotels and through franchise sales. As of September 30, 1997, thirty Country Hearth Inns were open and operating in 11 states, 14 of which were Company owned.

         A substantial portion of the Company's assets were transferred to it by Old Buckhead. In addition to a significant amount of cash, the principal assets transferred to the Company were notes receivable primarily secured by limited service hotel properties, other unsecured receivables, and limited service hotel properties acquired through foreclosure. As a result of the assets transferred to it, the initial operations of the Company included mortgage servicing and hotel management.

         The Company's principal business strategy is to provide high quality, responsive hotel management and franchise services designed to improve hotel profitability, and to provide its hotel guests with a high level of satisfaction. In executing this business strategy the Company seeks to implement policies and programs designed to increase revenues while minimizing operating expenses. The Company seeks to grow hotel revenues by continuing to strengthen the Country Hearth brand and implementing national, regional and local sales and marketing programs. The Company's growth strategy is focused on (i) improving the revenue and operating performance of its existing hotels; and (ii) increasing the number of rooms under its management or brand in its hotel portfolio.

         There is significant competition in every phase of the hospitality industry including development, construction, management, franchising, and in loan servicing. The Company competes in a very limited way with other hotel management companies because the Company generally manages only hotels which it owns. There are many hotel management companies in the United States, and many of them are significantly larger than the Company. The Company's operations also involve collecting and servicing hotel mortgage receivables. The terms of these mortgages are fixed. The Company does not compete as it relates to those mortgages. However, the mortgages are on hospitality related properties and the collectibility of the mortgages could be affected by competition in the hospitality industry. There are numerous hotel chains that operate on a national and regional basis. There is significant competition in the areas of price, location, quality and service. This competition could affect the collectibility of these mortgages. See "Risk Factors -- Hotel Industry Risks -- Competition."

         As a franchisor, the Company competes with a large number of hotel franchise companies, most of whom are much larger than the Company and own brands which are more nationally recognized than the Company's. See "Risk Factors -- Risks Related to Franchisor Operations."


484854.1
                                        3

         As of September 30, 1997, the Company has 35 full-time corporate employees and approximately 300 full-time and approximately 100 part-time hotel employees. No Company personnel are presently employed under collective bargaining agreements.


                               RECENT DEVELOPMENTS

         On May 8, 1997, the Company acquired all the outstanding capital stock of The Lodge Keeper Group, Inc., an Ohio corporation ("LodgeKeeper"), pursuant to the terms of a Stock Purchase Agreement dated March 7, 1997 by and among the Company, LodgeKeeper and the stockholders of LodgeKeeper. LodgeKeeper managed 24 hotels in Ohio, Indiana and Michigan. Pursuant to the Stock Purchase Agreement, the Company issued 106,320 shares of its Common Stock and paid approximately $825,000 in cash to the former LodgeKeeper stockholders.

         On September 23, 1997, pursuant to an Agreement of Merger dated March 11, 1997 ("Merger Agreement"), Hatfield Inns, LLC, a Delaware limited liability company ("Hatfield"), an operator of eight Hatfield Inns (one currently under construction) located in Kentucky and Missouri, was merged into the Company's subsidiary, BLM-RH, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the Company issued $3 million (30,000 shares) of 10% nonvoting cumulative Series A Preferred Stock and assumed approximately $7.12 million in debt.


                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

         This Prospectus contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its Directors or its officers with respect to (i) the declaration or payment of dividends, (ii) the finalization of the terms of, or the consummation of, acquisitions, (iii) the management or operation of hotels to be acquired,
(iv) the Company's financing plans, (v) the policies of the Company regarding investments, dispositions, financings, conflicts of interest or other matters, or (vii) trends affecting the Company's or any hotel's financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth below and the information under the heading "The Company," identify important factors that could cause such differences.

REAL ESTATE INVESTMENT RISKS

         General Risks of Investing in Real Estate

         The Company's interests in undeveloped real properties and hotels (the "Hotels") are real estate assets and are subject to the varying risks associated with assets of such nature. Because real estate assets are relatively illiquid, the Company's ability to respond promptly to changes in economic or other conditions by altering its portfolio may be limited. In addition, income from these properties or debt service on certain unpledged mortgage notes owned by the Company (the "Unpledged Mortgage Notes") may be adversely affected by the general economic climate, local conditions such as oversupply of hotels or a reduction in demand for hotels in the area, the attractiveness of the properties to customers, competition from other available hotels, the ability of the owner to provide adequate maintenance and insurance, and increased operating costs (including real estate taxes).


484854.1
                                        4

         The Company's investments in the Hotels are subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its stockholders are both dependent upon the ability of the Company to operate the Hotels in a manner sufficient to maintain or increase room revenues and to generate sufficient income in excess of operating expenses. Income from the Hotels may be adversely affected by adverse changes in national economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real property tax rates and other operating expenses, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, floods, and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the Company.

         Illiquidity of Real Estate

         Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. Further, although the Hotels have been appraised, no assurances can be given that such appraised values reflect market value. Also, no assurances can be given that the market value of any of the Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

         Environmental Matters

         The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership of the Hotels, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition. Phase I environmental site assessments ("ESAs") have been obtained on all of the Hotels to identify potential environmental contamination and regulatory compliance concerns that are made apparent from historical reviews of the Hotels, reviews of certain public records, preliminary investigations of the sites and surrounding properties, and screening for the presence of hazardous substances, toxic substances, and storage tanks. Other than identifying the underground storage tanks at the Days Inn hotel in Daytona, Florida (the "Daytona Hotel"), which have been replaced in a manner which the Company believes is in compliance with applicable laws, the ESAs have not revealed any significant environmental contamination or compliance concerns that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or concerns. Nevertheless, it is possible that these ESAs do not reveal all environmental liabilities or compliance concerns or that there are material environmental liabilities or compliance concerns of which the Company is unaware. Although the Company believes that the underground

484854.1
                                        5
storage tanks at the Daytona Hotel have been properly handled in accordance with applicable environmental laws, there can be no assurance that there are not violations of which the Company is unaware.

         Uninsured and Underinsured Losses

         The Company's mortgage obligations require that comprehensive insurance be maintained on each of the Hotels, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner of real property assets. Mortgages for subsequently acquired hotels may contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Company's officers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

         Compliance with Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

         The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverages (such as health and liquor license laws) and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permits requirements. The failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. Both at the federal and state level, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance.

         Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life safety codes, may occur. If the Company were required to make substantial modifications at the Hotels to comply with the ADA or other changes in governmental rules and regulations, the Company's ability to make expected distributions to its stockholders could be adversely affected.

         Fluctuations in Property Taxes

         Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase or decrease as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make expected distributions to its stockholders could be adversely affected.

HOTEL INDUSTRY RISKS

         Operating Risks

         The Hotels owned by the Company or pledged to it as security for Unpledged Mortgage Notes are generally located in areas that contain numerous lodging facilities. Competition among such facilities is generally intense.

484854.1
                                        6

Additional construction of lodging facilities in the market areas where the hotel properties are located, without an accompanying increase in demand for such facilities, would likely result in an excess supply of available rooms and a decrease in occupancy and/or room rates. In addition, the hotel properties may be subject to risks of geographic concentration, because many of them are located in the southeastern and Midwestern United States. This concentration could subject such properties to prevailing economic conditions in these geographic regions in which the properties are located. Business failures and layoffs by companies experiencing losses have led to increased unemployment and consumer uncertainty. As a result, fewer people from the northeast may be inclined to travel either within the region or to the southeast, traditionally one of the nation's preferred vacation areas. These factors could result in lower operating revenues for southeastern hotel properties.

         The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, competition from other hotels; over-building in the hotel industry, which adversely affects occupancy and revenues; increases in operating costs due to inflation and other factors, which increases have not been, and may not be, offset by increased room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses affecting travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Company's results of operations and therefore the Company's ability to make expected distributions to stockholders.

         Competition

         Competition for Guests; Operations. The hotel industry is highly competitive. The Hotels compete with other hotel properties in the geographic markets. Many of the Company's competitors have substantially greater marketing and financial resources than the Company.

         Competition for Acquisitions. The Company competes for investment opportunities with entities which have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company can manage prudently. Competition generally may reduce the number of suitable investment opportunities offered to the Company and may increase the bargaining power of property owners seeking to sell. Further, the Company believes that competition from entities organized for purposes substantially similar to the Company's objectives has increased and will increase significantly in the future.

         Operational Risks of Rapid Growth

         Since  the  Chapter  11  Proceedings,   the  Company  has  acquired  34
additional hotels. See "The Company" and "Recent Developments." The size and geographic dispersion of the Company's hotel properties have increased substantially, resulting in the Company's need for additional management, sales and accounting personnel. However, there can be no assurance that the Company will be able to retain the services of existing employees of the Hotels or hire additional accounting and marketing personnel. To the extent the Company is unable to retain or hire experienced personnel to operate the Hotels, the operations of the Hotels could be adversely affected. The Company's growth strategy also contemplates acquisitions of additional hotels that meet the Company's investment criteria, further increasing the size and geographic dispersion of its hotel properties. Failure of the company to hire sufficient personnel for such expanded operations could have a material adverse effect on the Company's operating results. Deteriorating operations could negatively impact revenues at the Hotels and, therefore, the cash available for distribution to stockholders. Further, deteriorating operations could negatively impact the Company's operating results.

         Investment Concentration in Certain Segments of Single Industry

         The Company's investment strategy is to acquire interests in mid-priced hotel properties. Therefore, a downturn in the hotel industry, in general, and the mid-priced segment, in particular, will have a material adverse effect on the Company's lease revenues and amounts available for distribution to its stockholders.


484854.1
                                        7

         Seasonality of Hotel Industry

         The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's revenues. Quarterly earnings may be adversely affected by factors beyond the Company's control, including poor weather conditions and economic factors. The Company may be required to enter into short-term borrowing in the first and fourth quarters in order to offset such fluctuations in revenues and to fund the Company's anticipated obligations, including distributions to its stockholders.

         Emphasis on Country Hearth Inn Hotels

         Of the 34 Hotels, 14 are operated as Country Hearth Inn hotels. In addition, the Company franchises 16 Country Hearth Inn hotels. Significant adverse changes in the operations of any Hotel could have a material adverse effect on revenues and the Company's ability to make expected distributions to its stockholders. In addition, because all of the hotels for which the Company is the franchisor are operated as Country Hearth Inn hotels and because the Company intends to place an emphasis on Country Hearth Inn hotels in its growth strategy, the Company is subject to risks inherent in concentrating investments in a single franchise brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's revenues and amounts available for distribution to stockholders.

         Over-building. Over-construction of lodging facilities previously has resulted in an excess supply of available rooms. A period of over-building occurred in the 1980s, and the resulting over-supply of rooms adversely affected occupancy levels and room rates in the lodging industry. Although much of the over-supply of rooms has been absorbed largely as a result of the growth in demand during the past several years, there can be no assurance that an over-supply of rooms will not exist again in the future.

         Inflation. Inflationary pressures can increase operating expenses, including labor and energy costs, for the Company and its hotels above expected levels and beyond the Company's ability to pass such costs on to customers through increased room charges. Inflation can have secondary effects on occupancy rates by increasing the expense or decreasing the popularity of travel. Although the inflation rate has been low recently, it could increase significantly during the useful lives of the Company's hotels.

         Capital Expenditures

         The Company's hotel properties have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on the Company's financial condition. In addition, the Company's hotel properties may require significant renovation in the future. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that the Company will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels. During 1996, the Company spent approximately $1.7 million for capital improvements to the Hotels and $750,000 to date during 1997. Other than conversions which vary, the Company generally spends approximately 3% to 5% of gross revenues per year on capital improvements for each Hotel. The Company intends to fund such improvements out of future cash from operations, present cash balances or the Company's available borrowing capacity.

CONSTRAINTS ON ACQUISITIONS; LACK OF CAPITAL

         The Company intends to continue to pursue a growth strategy which includes acquiring hotel properties. There is a risk that the Company will not have access to sufficient equity capital to pursue its acquisition strategy. As of September 30, 1997, the Company has approximately $23.5 million of debt outstanding and, without additional equity financing, the maximum amount the Company can borrow under its debt limitations is

484854.1
                                        8
approximately $50 million, assuming that all additional borrowings are invested in hotel properties. The Company's ability to continue making acquisitions will depend primarily on its ability to obtain additional private or public debt or equity financing. There is no assurance that such financing will be available. The Company does not presently have a working capital facility nor are there any assurances that it could obtain a working capital facility to the extent that it determined that such a facility was necessary.

HOTEL RENOVATION RISKS

         The renovation of hotels involves risks associated with construction and renovation of real property, including the possibility of construction cost overruns and delays due to various factors (including the inability to obtain regulatory approvals, inclement weather, labor or material shortages and the unavailability of construction and permanent financing) and market or site deterioration after acquisition or renovation. Any unanticipated delays or expenses in connection with the renovation of hotels could have an adverse effect on the results of operations and financial condition of the Company.

COMMON STOCK PRICE FLUCTUATIONS AND TRADING VOLUME

         A number of factors may adversely influence the price of the Company's Common Stock in public markets, many of which are beyond the control of the Company. In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of shares of Common Stock to demand a higher annual distribution rate on the price paid for shares from distributions by the Company, which could adversely affect the market price of the shares of Common Stock. Although the Company's Common stock is listed on The Nasdaq Stock Market, the daily trading volume of hospitality stocks in general and the Company's shares in particular may be lower than the trading volume of certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such shares in the market without causing a substantial decline in the market value of such shares.

DIVIDEND POLICY

         On November 10, 1994, the Company declared a special $6.00 per share cash distribution to stockholders of record on November 21, 1994. Such distribution, which aggregated $10,359,862, was paid on December 1, 1994.

     The Company has no specific restrictions which prohibit the payment of dividends to its stockholders other than certain financial covenants regarding the Company's net worth and debt to equity ratio contained in the first mortgage loan related to the Company's purchase of three hotel properties in Texas from affiliates of American Liberty Hospitality, Inc. Dividends, if any, would be limited to unrestricted cash and other assets not otherwise pledged. The Company does not intend to pay dividends in the foreseeable future on the Common Stock. All current and accrued dividends on the Series A Preferred Stock, if, when and to the extent declared, must be paid prior to the payment of any dividends on Common Stock, and there can be no assurance that the Company can generate sufficient funds to pay dividends even absent such restrictions.

CREDIT RISK; ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

         A portion of the Company's assets are invested in notes receivable. There are certain risks inherent in holding such notes as investments, including risks with respect to the period of time over which notes may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and, in the case of a collateralized note, risks resulting from uncertainties as to the future value of the collateral. Management maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgements about the ultimate collectibility of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific notes when their ultimate collectibility is considered questionable. Although management believes

484854.1
                                        9
that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future losses. Further, future adjustments may be necessary if economic conditions differ or adverse developments arise with respect to the Company's nonperforming or performing notes. Material additions to the Company's allowance for loan losses would result in a material decrease in the Company's net income and, possibly, its capital, and could result in its inability to pay dividends, among other adverse consequences.

ANTI-TAKEOVER MATTERS

         The Company's Certificate of Incorporation and By-laws contain provisions that may have the effect of delaying, deterring or preventing a takeover of the Company that the Company's stockholders may consider to be in their best interest. The Company's Certificate of Incorporation grants the Board of Directors the authority to issue up to 200,000 shares of preferred stock (of which 30,000 shares have been issued and designated as Series A Preferred Stock), having such rights, preferences and privileges as designated by the Board of Directors without stockholder approval. In addition, Section 203 of the Delaware General Corporation Law, which is applicable to the Company, contains provisions that restrict certain business combinations with interested stockholders, which may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company.

RISKS OF OPERATING HOTELS UNDER FRANCHISOR AGREEMENTS

     Certain of the hotels owned, operated or managed by the Company are subject to third-party franchise license agreements with franchisors such as Days Inn of America, Inc., and Travel Lodge (the "Franchisors"). The continuation of the franchise licenses is subject to the maintenance of specified operating standards and other terms and conditions. The Franchisors periodically inspect their licensed hotels to confirm adherence to their maintenance and operating standards. The Company or the applicable joint venture is responsible for routine maintenance and repair expenditures with respect to such hotels. The failure to maintain the standards or adhere to the other terms and conditions of the franchise license agreements could result in the loss or cancellation of such franchise licenses. It is possible that a Franchisor could condition the continuation of a franchise license upon the completion of substantial capital improvements, which the Company or the applicable joint venture may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. The loss of any franchise license could have a material adverse effect upon the operations and the underlying value of the hotel covered by such license because of the loss of associated name recognition, marketing support and centralized reservation systems, provided by the Franchisor. The loss of a franchise license for a significant number of hotels could have a material adverse effect on the Company's revenues.

RISKS RELATED TO FRANCHISE OPERATIONS

         As a franchisor, the Company's products are its brand names and the support services it provides to its franchisees. Competition among national brand franchisors in the hotel industry to grow their franchise systems is intense. In addition, smaller chains pose some degree of competitive pressure in selected markets. The Company believes that competition for the sale of franchises in such industries is based principally upon the perceived value and quality of the brand and services as well as the nature of those services offered to franchisees. The Company believes that prospective franchisees value a franchise based upon their view of the relationship of conversion costs and future charges to the potential for increased revenue and profitability.

         The Company's revenue from franchise operations varies directly with franchisees' gross revenue, but is not directly dependent upon franchisees' profitability. However, the Company believes that the perceived value of its brand names to prospective franchisees is in part a function of the success of its existing franchisees. The ability of the Company's franchisees to compete in the hotel industry is important to the Company's prospects because franchise fees are based on franchisees' gross revenue. The Company's franchisees are generally in intense competition with franchisees of other systems, independent operators and owner-operated chains. Competition in the hotel industry is based upon many factors, each of which may be more or less important in a given market and location. A franchisee's success may also be affected by general, regional and local economic conditions. See "Hotel Industry Risks - Competition."

484854.1
                                       10

         The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (the "FTC"). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While the Company's franchising operations are not materially adversely affected by such existing regulations, the Company cannot predict the effect any future legislation or regulation may have on its business operations or financial condition.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Shareholders.


                              SELLING SHAREHOLDERS

         The Buckhead America Corporation Common Stock to which this Prospectus relates is being offered by former shareholders (the "LodgeKeeper Selling Shareholders") of LodgeKeeper Group, Inc., an Ohio corporation ("LodgeKeeper"). The Company acquired all of the assets of LodgeKeeper effective as of May 8, 1997. An aggregate of 106,320 shares were issued to the LodgeKeeper Selling
Shareholders in connection with the acquisition. The LodgeKeeper Selling Shareholders received demand registration rights with respect to all of the shares of the Company's Common Stock received by them pursuant to the acquisition, and have exercised their rights with respect to 106,320 shares of Common Stock.

         The following table states the number of shares of Common Stock of the Company beneficially owned by the Selling Shareholders as of September 30, 1997, and the number of such shares which may be sold for the account of the Selling Shareholders.

Name of                         Beneficial Ownership           Number of            Beneficial Ownership
Selling Shareholder           Prior to the Offering(1)      Shares Offered          After the Offering(2)
-------------------           ------------------------      --------------          ---------------------
                             Shares         Percentage                            Shares          Percentage
                             ------         ----------                            ------          ----------
Ronald L. Devine              65,452            3.5                 65,452           0                0%
Edward W. Hutchman             8,792             *                   8,792           0                0%
James M. Devine                1,221             *                   1,221           0                0%
David L. Wright                  977             *                     977           0                0%
Francis L. Bean, Jr.             489             *                     489           0                0%
Harry R. Uber                    611             *                     611           0                0%
Paul L. Ludwig                13,412             *                  13,412           0                0%
Robert C. Ludwig, Jr. (3)     15,366             *                  15,366           0                0%
The Robert C. Ludwig          13,412             *                  13,412           0                0%
   Family Trust U/A Dated
   December 26, 1996
------------------------


(1) Percentage is the percentage of outstanding shares of each class of Common Stock beneficially owned as of September 30, 1997. As of such date, 1,897,780 shares of Common Stock were outstanding.

(2)  Assumes all offered securities will be sold.

(3) The shares beneficially owned include 13,412 shares held of record by The Robert C. Ludwig Family Trust U/A Dated December 26, 1996.

*Less than one percent.


484854.1
                                       11

                              PLAN OF DISTRIBUTION

         The shares covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on The Nasdaq Stock Market or otherwise, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Shareholders that they have not made any arrangements  relating  to  the  distribution  of the  Shares  covered  by  this
Prospectus. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Shareholder in amounts to be negotiated.

         In offering the Shares covered hereby, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. None of the Shares covered by this Prospectus presently qualify for sale pursuant to Rule 144 and it is not anticipated that any Shares will so qualify during the effectiveness of the Registration Statement in which this Prospectus is contained.

         The Company has advised the Selling Shareholders that during such time as they may be engaged in a distribution of Shares covered hereby, they are required to comply with Regulation M under the Exchange Act as described below and, in connection therewith, that they may not engage in any stabilization activity in connection with the Company's Common Stock, are required to furnish to each purchaser and/or broker-dealer through which Shares covered hereby may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act. Each Selling Shareholder has agreed to inform the Company when the distribution of his or her Shares is completed.

         Regulation M under the Exchange Act also prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

         This offering will terminate on the earlier of 90 days from the date hereof or the date on which all Shares offered hereby have been sold by the Selling Shareholder.

         In order to comply with certain states' securities laws, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Shares may not be sold in certain states unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.


                                  LEGAL MATTERS

         Certain legal matters in connection with the Common Stock covered by this Prospectus are being passed upon by Arnall Golden & Gregory, LLP.



484854.1
                                       12

                                     EXPERTS

         The consolidated financial statements of the Company and subsidiaries as of December 31, 1996 and 1995, and for the years then ended, included in the Company's Form 10-KSB for the year ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



484854.1
                                       13